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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     H.J. HEINZ COMPANY
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   (Last)                            (First)              (Middle)


    600 Grant Street
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                                    (Street)
    Pittburgh                   Pennsylvania               15219
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
     06/12/2002
________________________________________________________________________________
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) 25-0542520
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
     Del Monte Foods Company; DLM
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

 Common Stock, par value
 $.o1 per share                        *                           I                    *
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 Please see attached page
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
                                                                          (Over)


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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:



/s/ Laura Stein                                              06/24/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                                                                          Page 2

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                       ADDITIONAL INFORMATION TO FORM 3

Item 1.         Name and Address of Reporting Person

                H. J. Heinz Company
                600 Grant Street
                Pittsburgh, PA 15219

Item 2.         Date of Event Requiring Statement
                6/12/02

Item 4.         Issuer Name and Ticker or Trading Symbol
                Del Monte Foods Company (the "Issuer"); DLM

    * In connection with the execution of a merger agreement (the "Merger Agreement") providing for the merger of SKF Foods Inc., a Delaware corporation ("Spinco"), with Del Monte Corporation, a New York corporation and a wholly-owned subsidiary of the Issuer (the "Merger"), the Reporting Person, the Issuer, TPG Partners L.P. and TPG Parallel I, L.P. (the record owners of 24,341,385 shares of common stock, par value $.01 per share (the "Subject Shares")) entered into a voting agreement (the "Voting Agreement") pursuant to which each record owner of the Subject Shares agreed, subject to the terms and conditions contained therein, among other things, to vote all Subject Shares directly or indirectly beneficially owned by such record owner (i) to approve the Merger Agreement, the Merger and the transactions contemplated thereby, including, without limitation, the issuance of shares of common stock of the Issuer in the Merger and the adoption of the Amended and Restated Certificate of Incorporation of the Issuer as contemplated by the Merger Agreement, and any actions necessary or desirable in furtherance thereof and (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or Del Monte Corporation or (B) except with the prior written consent of the Reporting Person, adversely affect or delay the Merger in any respect. In addition, pursuant to the Voting Agreement, the record owners granted proxies to certain officers of the Reporting Person to vote the Subject Shares in a manner consistent with the preceding sentence.

        By virtue of the Voting Agreement, the Reporting Person may be deemed a beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of the Subject Shares. Pursuant to Rule 16a-1(a)(4) under the Act, the Reporting Person hereby states that this Initial Statement of Beneficial Ownership of Securities on Form 3 shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities of the Issuer. The Reporting Person has no "pecuniary" interest in the Subject Shares.